Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Nine Months Ended September 30, 2014
Income before income from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$354,781
Interest expense
Senior notes payable and other debt	277,811
Distributions from unconsolidated entities	5,387
Earnings	$637,979
Interest
Senior notes payable and other debt expense	$277,811
Interest capitalized	603
Fixed charges	$278,414

Ratio of Earnings to Fixed Charges	2.29